Exhibit 99.2

Xinyuan Completes Redemption of 13.0% Senior Notes Due 2019

BEIJING, July 11, 2017 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and recently in other countries, today announced that the Company completed the redemption of an aggregate principal amount of US$200 million of all outstanding 13.0% Senior Notes due 2019 (the “2019 Notes”) on July 10, 2017.

Xinyuan redeemed the 2019 Notes at the redemption price, equal to 106.5% of the principal amount, totalling US$213,000,000, plus accrued and unpaid interest of US$2,456,000 to the Redemption Date. The total redemption price paid by the Company on the Redemption Date was US$215,456,000. Xinyuan funded the redemption using proceeds from its offering of 7.75% Senior Notes due 2021, issued on February 21, 2017. Following the redemption of the outstanding 2019 Notes on the Redemption Date, all the redeemed 2019 Notes will be cancelled.

Mr. Yong Zhang, Chairman of Xinyuan, commented, “We are pleased to complete the early redemption of the 2019 Notes. The refinancing allows us greater flexibility to continue executing our real estate development projects, creates additional value for shareholders, improves our balance sheet and lowers our financing costs.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about intended use of proceeds and can generally be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets or business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2016. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Mr. Joe Xu

Investor Relations Deputy Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

Investors:

William Zima

In U.S.: +1-646-308-1472

In China: +86 (10) 6583 7511

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com